UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

FREELINE THERAPEUTICS HOLDINGS PLC

(Name of the Issuer)

Freeline Therapeutics Holdings plc

Bidco 1354 Limited

Syncona Limited

Syncona Holdings Limited

Syncona Portfolio Limited

Syncona Investment Management Limited

Mr. Roel Bulthuis

Dr. Christopher Hollowood

(Names of Persons Filing Statement)

American Depositary Shares, each representing fifteen ordinary shares,

Ordinary shares, nominal value £0.00001 per share*

(Title of Class of Securities)

35655L206**

(CUSIP Number of Class of Securities)

Chip McCorkle Vice President, Legal, and Company Secretary Freeline Therapeutics Holdings plc Sycamore House Gunnels Wood Road Stevenage, Hertfordshire SG1 2BP United Kingdom +44 (0)1438 906870	Alasdair Moodie General Counsel Syncona Investment Management Limited 2nd Floor, 8 Bloomsbury Street London WC1B 3SR United Kingdom 020 3981 7909

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Lorenzo Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ United Kingdom +44 20 7519 7000	Matthew J. Gardella, Esq. Matthew W. Tikonoff, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 617 542 6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares.

** This CUSIP number applies to the American Depositary Shares, each representing fifteen ordinary shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 15. Additional Information	2
Item 16. Exhibits	3

INTRODUCTION

This Amendment No. 2 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales (the “Company”), (2) Bidco 1354 Limited, a company incorporated in England and Wales (“Bidco”), (3) Syncona Portfolio Limited, a company incorporated in England and Wales (“Syncona Portfolio”), (4) Syncona Limited, a registered, closed-ended investment company incorporated as a limited company in Guernsey, (5) Syncona Holdings Limited, a private limited company incorporated in Guernsey, (6) Syncona Investment Management Limited, a private limited company organized under the laws of England and Wales, (7) Dr. Christopher Hollowood and (8) Mr. Roel Bulthuis.

This Transaction Statement relates to the Implementation Agreement, dated November 22, 2023, between the Company and Bidco (the “Implementation Agreement”), pursuant to which Bidco agreed to acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for $0.433333 in cash per ordinary share, equivalent to $6.50 in cash per American Depositary Share (“ADS”). Under the terms of the Implementation Agreement, the acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement under Part 26 of the UK Companies Act 2006 between the Company and Scheme Shareholders (the “Scheme”).

This Final Amendment is being filed pursuant to Rule 13e-3(d) under the Exchange Act to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement, including the scheme document attached as exhibit (a)(3)(1) to the Transaction Statement (the “Scheme Document”).

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the Scheme Document was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Scheme Document was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information.

(c) Other Material Information

Item 15(c) is hereby amended and supplemented as follows:

On February 12, 2024, at a meeting of the Scheme Shareholders convened by the High Court of Justice of England and Wales (the “Court”), the Scheme Shareholders voted in favor of the resolution to approve the Scheme. At a general meeting of the Company’s shareholders, the Company’s shareholders voted in favor of the resolution to approve the implementation of the Scheme, including amending the articles of association of the Company in connection with the Scheme and giving the Company’s directors authority to take all necessary action to carry the Scheme into effect. Later on that same date, the Company and Syncona issued a joint press release announcing such approvals by the shareholders, a copy of which is attached as Exhibit (a)(5)(2) hereto.

On February 19, 2024, the Court issued a court order sanctioning the Scheme (the “Court Order”). On February 20, 2024, the Court Order (together with a copy of the Scheme Circular) has been delivered to the Registrar of Companies in England and Wales, upon which the Scheme has become effective in accordance with its terms (the “Effective Date”). Later on that same date, the Company and Syncona issued a joint press release announcing that the Scheme became effective, a copy of which is attached as Exhibit (a)(5)(3) hereto.

In accordance with the terms of the Scheme, all of the Scheme Shares will be transferred to Bidco (and/or its nominees), in consideration for which each holder of Scheme Shares whose name appears in the register of members of the Company at the Scheme Record Time will receive $0.433333 in cash per Scheme Share (equivalent to $6.50 in cash per ADS) held by such holder at the Scheme Record Time.

In addition, following the sanction of the Scheme by the Court, (i) Awards granted under the Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan were, in accordance with the rules of the applicable Freeline Share Plan (from time to time), cancelled in consideration for a cash payment (payable by Freeline in the next practicable payroll following the Effective Date) equal in value to the Consideration that the relevant holder would have received in respect of the Acquisition had their Awards fully vested and been settled in ordinary shares of the Company and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority), and any such Award which, immediately before the hearing of the Court to sanction the Scheme had an exercise price which exceeded or was equal to the Consideration payable under the Scheme (being $0.433333 per Scheme Share, equivalent to $6.50 in cash per ADS), was cancelled by the Company for nil consideration; (iii) the ordinary shares of the Company held under the terms of the Freeline ESPP were subject to the Scheme on the same terms as all other Scheme Shares; and (iv) all Employee Shares, whether or not they remained subject to the vesting arrangements under the IPO Vesting Agreement immediately prior to the sanction of the Scheme by the Court, were deemed fully vested upon the sanction of the Scheme by the Court and were subject to the Scheme on the same terms as all other Scheme Shares.

In connection with the Scheme becoming effective, Julia Gregory, Martin Andrews, Jeffrey Chodakewitz, Colin Love and Paul Schneider have each tendered their resignations and stepped down from the Company’s board of directors with effect from the Effective Date.

As a result of the Scheme, the ADSs ceased to trade on the Nasdaq Capital Market (“Nasdaq”) prior to market open of trading on February 20, 2024, and the Company will become a private company beneficially owned by the Syncona Group. The Company requested that Nasdaq file an application on Form 25 with the SEC to withdraw registration of the ADSs under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of Form 15 and will terminate once the deregistration becomes effective.

Item 16.	Exhibits.

Exhibit Number	Description
(a)(3)(1)*	Scheme Document, dated 18 January 2024.
(a)(3)(2)*	Form of proxy card of the Court Meeting for Scheme Shareholders of Freeline.
(a)(3)(3)*	Form of proxy card of the General Meeting for Shareholders of Freeline.
(a)(3)(4)*	Form of voting instruction card for holders of ADSs.
(a)(3)(5)*	Form of Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of Freeline and General Meeting for Shareholders of Freeline.
(a)(5)(1)	Announcements dated November 22, 2023 of Freeline regarding the Acquisition (incorporated herein by reference to the report on Form 6-K furnished by the Company to the SEC on November 22, 2023).
(a)(5)(2)	Joint Press Release issued by the Company and Syncona, dated February 12, 2024 (incorporated herein by reference to Freeline’s Current Report on Form 6-K furnished to the SEC on February 12, 2024).
(a)(5)(3)	Joint Press Release issued by the Company and Syncona, dated February 20, 2024 (incorporated herein by reference to Freeline’s Current Report on Form 6-K furnished to the SEC on February 20, 2024).
(b)	None.
(c)(1)*	Opinion of Leerink Partners LLC, the independent financial adviser to the Special Committee of Freeline, dated November 21, 2023 (incorporated herein by reference to Annex B to the Scheme Document filed herewith as Exhibit (a)(3)(1)).
(c)(2)*	Presentation of Leerink Partners LLC to the Special Committee, dated November 21, 2023.
(c)(3)*	Presentation of Leerink Partners LLC to the Special Committee, dated November 20, 2023.
(c)(4)*	Presentation of Leerink Partners LLC to the Special Committee, dated October 20, 2023.
(d)(1)*†	Implementation Agreement, dated November 22, 2023 (incorporated herein by reference to Annex A to the Scheme Document filed herewith as Exhibit (a)(3)(1)).
(d)(2)	Security Agreement, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024 (incorporated herein by reference to Exhibit 99.2 to Freeline’s Current Report on Form 6-K furnished to the SEC on November 22, 2023).
(d)(3)*	Secured Convertible Loan Note Certificate, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024.
(d)(4)	Registration Rights Agreement, dated as of August 11, 2020, between Freeline and the shareholders listed therein (incorporated herein by reference to Exhibit 4.18 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).
(d)(5)	Open Market Sale Agreement, dated as of November 17, 2021, by and between Freeline and Jefferies LLC (incorporated herein by reference to Exhibit 4.22 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).
(d)(6)	Purchase Agreement, dated as of March 10, 2022, by and among Freeline, Syncona Portfolio Limited and certain other existing shareholders (incorporated herein by reference to Exhibit 4.23 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).
(d)(7)	Purchase Agreement, dated as of March 18, 2022, by and between Freeline and Lincoln Park Capital Fund, LLC (incorporated herein by reference to Exhibit 4.24 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).
(d)(8)	Registration Rights Agreement, dated as of March 18, 2022, by and between Freeline and Lincoln Park Capital Fund, LLC (incorporated herein by reference to Exhibit 4.25 to Freeline’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023).

Exhibit Number	Description
(d)(9)*†	Supplemental Security Agreement, dated December 12, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024.
(f)	None.
(g)	None.
107*	Filing Fee Table

*	Previously filed.
†

Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: February 20, 2024

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Michael J. Parini
Name: Michael J. Parini
Title: Chief Executive Officer

BIDCO 1354 LIMITED

By:	/s/ Alex Hamilton, Ph. D.
Name: Alex Hamilton, Ph. D.
Title: Director

SYNCONA LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title: Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title: Director

SYNCONA PORTFOLIO LIMITED

By:	/s/ Robert Hutchinson
Name: Robert Hutchinson
Title:

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Christopher Hollowood, Ph.D.
Name: Christopher Hollowood, Ph.D.
Title: Chief Executive Officer

CHRISTOPHER HOLLOWOOD, PH.D.

/s/ Christopher Hollowood, Ph.D.

ROEL BULTHUIS

/s/ Roel Bulthuis

[Signature Page to SC 13E-3]